[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]


Marc Salle
816.460.2555
msalle@sonnenschein.com


                                  June 22, 2007

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief, Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Comment Letter dated June 15, 2007 Issued to DST Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed March 1, 2007
     File No. 1-14036

Dear Ms. Collins:

     We serve as counsel to DST Systems, Inc. ("DST") and are in receipt of a copy of your comment letter dated June 15, 2007 addressed to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with regard to the above-referenced Exchange Act report.

     We note that the letter requests a response within 10 business days, or by June 29, 2007. DST respectfully requests an extension until July 13, 2007, in which to respond to your comments.

     We spoke with Ms. Kari Jin, Staff Accountant, on June 19, 2007. Ms. Jin was kind enough to tentatively grant the requested extension, conditioned upon submission of this letter.

     We appreciate your assistance and the questions posed in your comment letter. If you could advise me by telephone or email at the number or email address listed above whether the requested extension meets with your approval, we'd be most grateful.

     Thank you very much.

                                                     Best regards,

                                                     /s/ Marc Salle

                                                     Marc Salle
MS:eem
cc:  Theresa C. Hursh, Esq.
     Kenneth V. Hager
     Gregg W. Givens
     John F Marvin, Esq.